Filed by Yadkin Valley Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 000-30517
Subject Company: American Community Bancshares, Inc.
Yadkin Valley Financial Corporation issued the following press release today:
Yadkin Valley Financial Corporation Announces Record Date for
Special Meeting on Merger with American Community Bancshares
Elkin, NC—January 13, 2009—Yadkin Valley Financial Corporation (NASDAQ: YAVY) today announced that it has established a record date for a special meeting of its shareholders to vote on a proposal to adopt the previously announced merger agreement between Yadkin Valley and American Community Bancshares, Inc. Yadkin Valley shareholders of record at the close of business on Thursday, January 15, 2009, will be entitled to notice of the special meeting on Thursday, February 26, 2009, and to vote on the proposal.
Yadkin Valley will send a definitive joint proxy statement/prospectus to shareholders of record, which will contain important information about the merger with American Community Bancshares. Shareholders are urged to read the joint proxy statement/prospectus when it becomes available. The joint proxy statement/prospectus will also include the date, time and location of the special meeting.
About Yadkin Valley Financial Corporation
Yadkin Valley Financial Corporation is the holding company for Yadkin Valley Bank and Trust Company, a full service community bank providing services in 29 branches throughout its four regions in North Carolina. The Yadkin Valley Bank region serves Ashe, Forsyth, Surry, Wilkes, and Yadkin Counties, and operates a loan production office in Wilmington, NC. The Piedmont Bank region serves Iredell and Mecklenburg Counties. The High Country Bank region serves Avery and Watauga Counties. The Cardinal State Bank region serves Durham, Orange, and Granville Counties. The Bank provides mortgage lending services through its subsidiary, Sidus Financial, LLC, headquartered in Greenville, North Carolina. Securities brokerage services are provided by Main Street Investment Services, Inc., a Bank subsidiary with four offices located in the branch network.
This news release contains forward-looking statements. Such statements are subject to certain factors that may cause the Company’s results to vary from those expected. These factors include changing economic and financial market conditions, competition, ability to execute our business plan, items already mentioned in this press release, and other factors described in our filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s judgment only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof. The Company is subject to the risks and uncertainties described in its filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports on Form 10Q for 2008. You should read those factors as being applicable to all related forward-looking statements wherever they appear in this press release. We do not assume any obligation to update any forward-looking statements.

For additional information contact:
Edwin E. Laws
Chief Financial Officer
(336) 526-6313
Megan R. Malanga
Nvestcom Investor Relations
(954) 781-4393
megan.malanga@nvestcom.com